# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IGM Biosciences, Inc., CIK 0001496323
CUSIP: 449585108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3 East Third Avenue, Suite 200, San Mateo, California (CA), 94401
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, Attn: Joshua Garcia, One Letterman Drive Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds").
  
  (2) Percent of class is calculated based on 36,593,204 shares of Common Stock outstanding as of July 25, 2025 reported in the Issuer's quarterly report for the quarterly period ended June 30, 2025 on Form 10-Q as filed with the SEC on July 31, 2025 (the "Form 10-Q").
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds.
  
  (2) Percent of class is calculated based on 36,593,204 shares of Common Stock outstanding as of July 25, 2025 reported in the Issuer's Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: IGM Biosciences, Inc.
Address of issuer's principal executive offices: 3 East Third Avenue, Suite 200, San Mateo, California (CA), 94401

## Item 2. Identity and Background
Name of person filing:
This amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D filed with the SEC on September 24, 2019 (the "Original Schedule 13D"), as amended by that amendment No. 1 to Schedule 13D filed with the SEC on September 10, 2020, that amendment No. 2 to Schedule 13D filed with the SEC on December 15, 2020, that amendment No. 3 to Schedule 13D filed with the SEC on April 5, 2022, that amendment No. 4 to Schedule 13D filed with the SEC on October 5, 2022, that amendment No. 5 to Schedule 13D filed with the SEC on June 13, 2023, and that amendment No. 6 to Schedule 13D filed with the SEC on June 28, 2023 (hereinafter the Original Schedule 13D and such amendments shall collectively be referred to as the "Prior Schedule 13D"), in each case by Redmile Group, LLC, a Delaware limited liability company ("Redmile"), and Jeremy C. Green, a citizen of the United Kingdom (each, a "Reporting Person"), relating to the Common Stock of IGM Biosciences, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 7, the Prior Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs prior to the last paragraph of Item 4:

The Tender Offer and the Merger

On August 14, 2025, pursuant to the terms of the previously announced agreement and plan of merger, dated June 1, 2025 (the "Merger Agreement"), by an among the Issuer, Concentra Biosciences, LLC, a Delaware limited liability company ("Parent"), and Concentra Merger Sub V, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub completed its tender offer (the "Offer") to acquire all of the Issuer's issued and outstanding Common Stock and Non-Voting Common Stock (the "Issuer Shares") in exchange for (a) a price per share of $1.247 in cash (the "Offer Price"), subject to applicable tax withholding and without interest, plus (b) one contingent value right ("CVR") per share subject to the terms and conditions of the CVR Agreement described below (the "Purchase Price"). The Offer was subject to certain conditions, including among others that more than 50% of the Issuer's outstanding Common Stock be validly tendered in the Offer, inclusive of the shares of Common Stock owned by Parent and its affiliates. The Offer expired one minute following 11:59 p.m., Eastern Time, on August 13, 2025 (the "Offer Closing"). Redmile and the Redmile Funds tendered 100% of their Issuer Shares to Merger Sub by the Offer Closing in exchange for the aggregate Purchase Price. The Issuer Shares tendered by Redmile and the Redmile Funds included (a) 2,952,131 shares of Common Stock, and (b) 7,199,325 shares of Non-Voting Common Stock.

On August 14, 2025, the Issuer completed the merger transaction with and into Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Parent, pursuant to the terms of the Merger Agreement and applicable Delaware law (the "Merger"). At the effective time and date of the Merger (the "Merger Closing"), and without any action on the part of the Issuer stockholders, (a) each Issuer Share (other than those shares owned by (i) Parent, Merger Sub or any other Parent subsidiary after the Offer or (ii) any Issuer stockholders who are entitled to and who properly exercised their appraisal rights under Delaware law) automatically converted into the right to receive cash in the amount of the Offer Price; (b) each Pre-Funded Warrant was cancelled and the holder received the right to a cash amount based on the Offer Price, subject to applicable tax withholding and without interest, less the exercise price per share underlying the Pre-Funded Warrant, plus one CVR per underlying share subject to the terms and conditions of the CVR Agreement described below; (c) each in-the-money Option automatically vested and was cancelled and the holder received the right to a cash amount based on the Offer Price, subject to applicable tax withholding and without interest, less the exercise price per share underlying the Option, plus a CVR per underlying share subject to the terms and conditions of the CVR Agreement described below; and (d) each out-of-the-money Option was cancelled for no consideration. Immediately prior to the Merger Closing, Redmile beneficially owned 667,666 Pre-Funded Warrants, and all of the Options beneficially owned by Redmile were out-of-the-money.

Immediately prior to the Offer Closing Time, Redmile beneficially owned 12,712 shares of Common Stock issued pursuant to fully vested RSUs granted to Michael Lee, a managing director of Redmile, in connection with his service as a member of the Issuer's Board of Directors. All of such shares were tendered in the Offer in exchange for the aggregate Purchase Price. Pursuant to the policies of Redmile, Mr. Lee held the Common Stock issued pursuant to the RSUs as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates, and assigned all economic, pecuniary and voting rights in respect of the Common Stock issued pursuant to the RSUs to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of such securities, except to the extent of its or his pecuniary interest in such securities, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

In connection with the Merger, Parent, Merger Sub and a rights agent entered into a contingent value rights agreement (the "CVR Agreement"), which provides that each CVR represents a contractual right to receive contingent cash payments equal to: (i) 100% of the amount by which Closing Net Cash (as finally determined pursuant to the Merger Agreement) exceeds $82.0 million, adjusted for any claims Parent reasonably determines to be valid five business days prior to the Merger Closing Date (as defined in the Merger Agreement) and that are not accounted for in such Closing Net Cash; and (ii) 80% of the Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition or grant of rights by Parent or any of its affiliates of all or any part of certain products and patents of the Issuer that occurs within the period beginning on the Merger Closing Date and ending on the first anniversary thereof.

The foregoing descriptions of the Merger Agreement and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Form of CVR Agreement, copies of which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, in the Issuer's Form 8-K filed on July 1, 2025 and are incorporated herein by reference.

Resignation of Mike Lee from the Board of Directors

Pursuant to the terms of the Merger Agreement, Michael Lee resigned from the Issuer's Board of Directors effective immediately prior to the Merger Closing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Redmile:
(1) Aggregate Number of Common Stock Beneficially Owned: 0
(2) Aggregate Percentage of Common Stock Beneficially Owned: 0.0%

Jeremy C. Green:
(1) Aggregate Number of Common Stock Beneficially Owned: 0
(2) Aggregate Percentage of Common Stock Beneficially Owned: 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: See the response to Item 4. Except as disclosed in Item 4, no reportable transactions were effected by any Reporting Persons during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 14, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 is incorporated herein by reference.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/15/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/15/2025)